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                                                                     EXHIBIT (b)
                                 [BIOVAIL LOGO]









                                             CONTACT: Eugene Melnyk
                                                      Chairman of the Board
                                                      Ken Howling
                                                      Chief Financial Officer
                                                      (416) 285-6000
FOR IMMEDIATE RELEASE:



                      *BIOVAIL ANNOUNCES PUBLIC OFFERING*
                      - IN CANADA AND THE UNITED STATES -


     TORONTO, Canada, September 21, 1999 - Biovail Corporation International (NYSE,TSE:BVF) announced today that it has filed a preliminary short form prospectus with the securities regulatory authorities in each of the provinces of Canada and with the U.S. Securities and Exchange Commission with respect to the issue to the public, on an underwritten basis, of 4,400,000 common shares. The common shares are being qualified for distribution in all of the provinces of Canada and are also being registered as being eligible for distribution in the United States under the multijurisdictional disclosure system.

     Based on the closing price of the common shares of Biovail on the New York Stock Exchange on September 17, 1999, the Company estimates that the net proceeds from the offering, after deducting underwriting fees and expenses, will be approximately US$235.3 million. Certain shareholders of the Company have granted the underwriters in the U.S. syndicate an option in respect of 660,000 common shares to cover over-allotments, if any. If the over-allotment option is exercised, the Company will not receive any of the proceeds from the sale of shares by the selling shareholders.



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                                 [Recycle logo]
                       BIOVAIL CORPORATION INTERNATIONAL

            2488 Dunwin Drive, Mississauga, Ontario, Canada L5L 1J9
                        Tel (416)285-6000 Fax (416)285-6499





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     A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.


     The managing underwriters for the common shares offered in the United States are Donaldson, Lufkin & Jenrette, Merrill Lynch & Co., Morgan Stanley Dean Witter, Banc of America Securities LLC, Punk, Ziegel & Company and DLJ direct Inc. In Canada, the lead underwriters are Merrill Lynch Canada Inc. and RBC Dominion Securities Inc. and the Canadian underwriting syndicate also includes Yorkton Securities Inc., CIBC World Markets Inc., Dundee Securities Corporation, HSBC Securities (Canada) Inc., National Bank Financial Corp., Scotia McLeod Inc. and TD Securities Inc.


     A copy of the U.S. preliminary prospectus may be obtained from Donaldson, Lufkin & Jenrette Securities Corporation, 277 Park Avenue, New York, New York, 10172, Attention: Prospectus Department and a copy of the Canadian preliminary prospectus may be obtained from Merrill Lynch Canada Inc. at BCE Place, 181 Bay Street, 4th Floor, Toronto, Ontario, Canada, M5J 2V8 or RBC Dominion Securities Inc. at Royal Bank Plaza, 200 Bay Street, South Tower, 4th Floor, Toronto, Ontario, Canada, M5J 2W7.


     For additional information, please contact Kenneth G. Howling, Vice-President and Chief Financial Officer, telephone (416) 285-6000.


Biovail Corporation International is listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol "BVF" in each case.



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"Safe Harbor" statement under the Private Securities Litigation Reform Act of
1995.

     To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA and TPP approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission.